SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              TII Industries, Inc.
                                (Name of issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   872479 20 9
                                 (CUSIP Number)

                                 Alfred J. Roach
                            c/o TII Industries, Inc.
                                1385 Akron Street
                            Copiague, New York 11726
 (Name, address and telephone number of person authorized to receive notices and communications)

                               September 27, 1995
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)










                               Page 1 of 19 Pages





 CUSIP No. 872479 20 9                                      Page 2 of 19 Pages

Response to Question   1:     Alfred J. Roach
Response to Question   2:     N/A
Response to Question   3:     SEC USE ONLY
Response to Question   4:     PF SC OO
Response to Question   5:     N/A
Response to Question   6:     United States
Response to Question   7:     862,100
Response to Question   8:     0
Response to Question   9:     862,100
Response to Question   10:    0
Response to Question   11:    862,100
Response to Question   12:    N/A
Response to Question   13:    12.2%
Response to Question   14:    IN

 CUSIP No. 872479 20 9                                      Page 3 of 19 Pages

                                  INTRODUCTION

      This amendment to the Schedule 13D (the "Statement") is being filed by Alfred J. Roach. This Statement restates (except for previously filed paper exhibits) the entire text of the Schedule 13D but omits information no longer applicable and reflects transactions after the Original Schedule 13D even if not required to be reflected in this or a previously filed amendment.

      In   April  1994,  TII  Industries,  Inc.,  a  Delaware  corporation  (the
"Company"), the issuer of the security to which this Statement pertains, effected a 1 for 2 1/2 reverse stock split of the Company's Common Stock and Class B Stock. All disclosures in this Statement regarding stock ownership and per share price amounts reflect post-split numbers.

Item 1.           Security and Issuer.

         This  Statement  relates  to the Common Stock, $.01 par value per share
("Common  Stock"),  of  the  Company.    The  principal executive offices of the
Company are located at 1385 Akron Street, Copiague, New York 11726.

Item 2.           Identity and Background.

         (a)      This Statement is being filed by Alfred J. Roach.

         (b) The residence address of Mr. Roach is Route 2 - Kennedy Avenue, Guaynabo, Puerto Rico 00657.

         (c) The principal occupation or employment of Mr. Roach is Chairman of the Board of directors of American Biogenetic Sciences, Inc. ("ABS"). Mr. Roach is also Chairman of the Board of Directors of the Company.

            ABS conducts research and development of therapeutic and diagnostic products in the area of blood coagulation and human cancer.

            ABS's principal executive offices are located at 1539 North Ironwood Drive, South Bend, Indiana 46635.

         (d) During the last five years, Mr. Roach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Roach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Roach is a citizen of the United States.


CUSIP No. 872479 20 9                                        Page 4 of 19 Pages

Item 3.           Source and Amount of Funds or Other Consideration.

         (a) In the original Schedule 13D, dated December 8, 1988, ("Original 13D"), Mr. Roach reported the acquisition on December 1, 1988 of an aggregate of 113,960 shares of Common Stock upon the exercise of stock options and in an open market transaction, which shares were acquired with personal funds aggregating $646,255.

         (b) In Amendment No. 1 to the Original 13D, dated August 20, 1992 ("Amendment No. 1"), Mr. Roach reported that he had expended $500,000 from personal funds for the purchase of 5,000 shares of the Company's Series B Cumulative 10% Preferred Stock (the "Series B Preferred Stock"). Effective August 7, 1992, the
                  Company completed a private placement (the "Private Placement") of 2,200,000 shares of Common Stock and warrants (the "Warrants") to purchase a like number of shares of Common Stock. Included in such shares and Warrants was the issuance to Mr. Roach of 200,000 shares and Warrants to purchase a like number of shares of Common Stock in exchange for the 5,000 shares of the Series B Preferred Stock.

         (c) In Amendment No. 1, Mr. Roach also reported that he and Dorothy Roach, his spouse, expended from personal funds $75,000 and $8,600, respectively, upon the exercise of options to purchase an aggregate of 30,000 and 3,440 shares of Common Stock, respectively, under the Company's 1986 Stock Option Plan.

         (d) On August 4, 1995, the Company redeemed 10,000 of the 27,626 shares of the Company's Series A Cumulative Convertible Redeemable Preferred Stock (the "Series A Preferred Stock") owned by Mr. Roach at their aggregate liquidation and redemption price of $1,000,000 and Mr. Roach exercised his Warrants, paid the exercise price thereunder of $1,000,000 and received 200,000 shares of Common Stock upon such exercise. Of the 27,626 shares of Series A Preferred Stock owned by Mr. Roach (i) 12,390 shares were acquired in exchange for all of the issued and outstanding shares of capital stock of Crown Tool & Die Company ("Crown"), which was owned by Mr. Roach;
                  (ii) 11,850 shares were acquired by Mr. Roach from PRC Leasing Inc., a corporation owned by Mr. Roach ("PRC"), which in turn had acquired 5,000, 2,850 and 4,000 of such shares as part of the purchase price for Crown (which received the 5,000 shares of Series A Preferred Stock in settlement of $500,000 of indebtedness owed by Crown to PRC), for the purchase from PRC of certain equipment and for rental payments under an equipment lease agreement with PRC (as amended, the "Equipment Lease"), respectively, and (iii) 3,386 shares were issued to Mr. Roach in payment of dividends payable in Series A Preferred Stock on outstanding shares of Series A Preferred Stock.

         (e) On September 27, 1995, Mr. Roach and Dorothy Roach converted the 245,300 and 48,304 shares of Class B Stock owned by them, respectively, into an equal number of shares of Common Stock. The Class B Stock had been issued to them in exchange


 CUSIP No. 872479 20 9                                       Page 5 of 19 Pages

                  for an equal number of shares of Common Stock in January 1987 in an Exchange Offer by the Company.

Item 4.           Purpose of Transaction.

         The securities of the Company held by Mr. Roach were acquired and are being held, as an investment. Mr. Roach has no present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company (although Mr. Roach retains the right, which he may exercise at any time or from time to time, in his discretion, to exercise the stock options owned by him and to purchase or sell equity securities of the Company owned by him in open market or in privately negotiated t r a nsactions as circumstances warrant), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.      Interest in Security of the Issuer.

         (a)&  (b)    The  following  table  sets  forth the separate beneficial ownership (and information concerning voting and dispositive power) of Alfred J. Roach as of September 30, 1995:

                                           Number of              Percent
Name                                        Shares(1)            of Class(2)

Alfred J. Roach                         862,100(3)(4)               12.2%
____________________

(1) Alfred J. Roach has sole voting and dispositive power with respect to the shares owned by him.

(2) Percent of Class assumes the issuance of the Common Stock upon the exercise of options (to the extent exercisable on or within 60 days after September 30, 1995) deemed beneficially owned by Alfred J. Roach but by no other person or entity.


 CUSIP No. 872479 20 9                                       Page 6 of 19 Pages



(3) Includes (a) 801,740 outstanding shares owned by Mr. Roach, and (b) 60,360 shares issuable upon the exercise of the portion of options held under the Company's 1986 Stock Option Plan which are exercisable on or within 60 days after September 30, 1995. Excludes (a) 51,744 outstanding shares and
      (b) 8,960 shares issuable upon the exercise of options granted under the Company's 1986 Stock Option Plan, which are presently exercisable in full, that are owned by Dorothy Roach. Alfred J. Roach disclaims beneficial ownership of all securities held by Dorothy Roach.

      (c)(i) In the Original 13D, Mr. Roach reported that he acquired an aggregate of 113,960 shares of Common Stock on December 1, 1988 for $646,255, as follows:

                                                Per
                                                Share
      Transaction             Shares                  Price             Total

      Option exercise          61,760                 $5.00             $308,800
      Option exercise          33,000                  6.575             216,975
      Open market purchase     19,200                  6.275             120,480
                              113,960                                   $646,255

         (ii)  In Amendment No. 1, Mr. Roach reported that:

               (A) On November 14, 1989, Mr. Roach was granted an option to purchase up to 70,360 shares of Common Stock under the Company's 1986 Stock Option Plan, which option became exercisable as to 17,590 shares on each of November 14, 1989, May 14, 1990, November 14, 1990 and May 14, 1991 at
                     an exercise price of $2.50 per share.

               (B) On July 18, 1991, Mr. Roach acquired 15,130 shares of the Series A Preferred Stock in exchange for all of the issued and outstanding shares of capital stock of Crown, which was owned by Mr. Roach. Crown was established by Mr. Roach in 1985 to acquire certain assets of a vendor of certain components to the Company and thereupon became a vendor of components to the Company. See paragraph (c)(iv)(A) below. Each share of Series A Preferred Stock was valued at $100 and became convertible commencing July 18, 1994 into Common Stock, based on such value, at an exercise price of $6.25 per share subject to potential anti-dilution adjustments.

               (C) On July 18, 1991, the Company issued 5,000 shares of the Series A Preferred Stock to PRC as part of the purchase price for Crown in settlement of $500,000 of indebtedness owed by Crown to PRC and 2,850


 CUSIP No. 872479 20 9                                       Page 7 of 19 Pages

                     shares of Series A Preferred Stock for the purchase from PRC of certain equipment. These shares were subsequently transferred by PRC to Mr. Roach.

               (D) On each of July 18, 1991, January 18, 1992 and July 18, 1992, the Company issued 1,000 shares of Series A Preferred Stock in consideration of $100,000 semi-annual rentals under the Equipment Lease. These shares were subsequently transferred by PRC to Mr. Roach.

               (E) On each of December 3, 1991 and January 17, 1992, Mr. Roach purchased 15,000 shares of Common Stock by exercising an option previously granted to him under the Company's 1986 Stock Option Plan at an exercise price of $2.50 per share.

               (F) On each of December 3, 1991 and January 17, 1992, Dorothy Roach purchased 1,720 shares of Common Stock by exercising an option previously granted to her under the Company's 1986 Stock Option Plan at an exercise price of $2.50 per share. Mr. Roach disclaims beneficial ownership of his wife's shares.

               (G) On August 10, 1992, effective as of August 7, 1992, Mr. Roach, in the Private Placement, exchanged 5,000 shares of the Series B Preferred Stock acquired by him from the Company on February 3, 1992 for $500,000 for 200,000 shares of Common Stock and Warrants entitling him to purchase 200,000 shares of Common Stock until August 6, 1995 at an exercise price of $5.00 per share.

         (iii) In Amendment No. 2, Mr. Roach reported that, on September 14, 1994, he was granted an option to purchase up to 100,000 shares of Common Stock under the Company's 1986 Stock Option Plan at an exercise price of $4.625 per share, which option is exercisable, on a cumulative basis, as to 20,000 shares on each of September 14, 1995, September 14, 1996, September 14, 1997, September 14, 1998 and September 14, 1999.

         (iv)     In addition to the transactions described above:

               (A) On February 26, 1992, the Company and Mr. Roach reduced (pursuant to the terms of the agreement under which they were issued) by 2,740 shares (to 12,390 shares) the 15,130 shares of Series A Preferred Stock issued to Mr. Roach in consideration for all of the issued and outstanding capital stock of Crown.


 CUSIP No. 872479 20 9                                       Page 8 of 19 Pages



               (B) On February 26, 1992, the Company issued to Mr. Roach 3,386 shares of Series A Preferred Stock in payment of dividends payable in Series A Preferred Stock on outstanding shares of Series A Preferred Stock.

               (C) On February 15, 1993, the Company issued 1,000 shares of Series A Preferred Stock to PRC (which subsequently transferred such shares to Mr. Roach) in consideration of a $100,000 semi-annual rental payment due January 18, 1993.

               (D) On May 15, 1995, Mr. Roach was granted an option to purchase up to 100,000 shares of Common Stock under the Company's 1986 Stock Option Plan at an exercise price of $5.125 per share, which option is exercisable, on a cumulative basis, as to 20,000 shares on each of May 15, 1996, May 15, 1997, May 15, 1998, May 15, 1999 and May 15,
                     2000.

               (E) On August 9, 1995, Mr. Roach received as a gift 2,400 shares of the Company's Class B Stock, $.01 par value per share ("Class B Stock").

               (F) On the same date, Mr. Roach made a gift of 2,400 shares of Common Stock.

               (G)   On  August  4,  1995,  the  Company  redeemed 10,000 of the
                     27,626 shares of Series A Preferred Stock owned by Mr. Roach at their aggregate liquidation and redemption price of $1,000,000 and Mr. Roach exercised his Warrants (which entitled Mr. Roach to purchase 200,000 shares of Common Stock until August 6, 1995 at an exercise price of $5.00 per share of Common Stock), paid the exercise price of $1,000,000 and received 200,000 shares of Common Stock upon such exercise.

               (H) On September 21, 1995, the Company redeemed the remaining 17,626 shares of Series A Preferred Stock from Mr. Roach at t h eir aggregate liquidation and redemption price of $1,762,600.

               (I) On September 27, 1995, Alfred J. Roach and Dorothy Roach converted, in accordance with the provisions of the Company's Restated Certificate of Incorporation, as amended, the 245,300 and 48,304 shares of the Company's Class B Stock, respectively, owned by them, for an equal number of shares of the Company's Common Stock, resulting in a reduction in outstanding Class B Stock to a level that all remaining Class B Stock (having, generally, 10 votes per shares) were automatically converted into Common Stock (having 1 vote per share).


 CUSIP No. 872479 20 9                                       Page 9 of 19 Pages

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr. Roach.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         (a) On July 18, 1991, as an inducement to the Company's then bank lenders to restructure the Company's then long-term bank loan, the Company entered into the Equipment Lease pursuant to which the Company leases certain equipment from PRC. The Equipment Lease, as amended to date, provides for the leasing of such equipment for a term expiring July 17, 1996 (subject to automatic extensions until July 17, 1999 and July 17, 2001, unless canceled by either party upon notice prior to the then scheduled renewal period) and rentals at the rate of $200,000 per year. Rentals were to be paid in shares of the Company's Series A Preferred Stock, valued at $100 per share, for the period through January 17, 1994 and thereafter in shares of Common Stock, valued at the average market value thereof during the period for which rentals are payable in Common Stock. However, during any time that there is no restriction contained in any mortgage or other indenture or loan agreement binding on the Company, accumulated rentals are to be paid in cash and future rentals are to be paid semi-annually in cash. On January 31, 1995, the Company entered into a Revolving Credit Agreement with a new bank lender (replacing its former bank indebtedness) which allows such rentals to be paid in cash instead of Common Stock. Accordingly, all accrued but unpaid rentals have been paid in cash and future rentals are expected to be paid in cash.

         (b) Mr. Roach holds options, granted under the Company's 1986 Stock Option Plan, to purchase (i) 40,360 shares of Common Stock at an exercise price of $2.50 per share, which option is presently exercisable in full and expires on November 13, 1999, (ii)100,000 shares of Common Stock at an exercise price of $4.625 per share, which option is exercisable, on a cumulative basis, as to 20,000 shares on each of September 14, 1995, September 14, 1996, September 14, 1997, September 14, 1998 and September 14, 1999 and expires on September 13, 2004 and (iii) 100,000 shares of Common Stock at an exercise price of $5.125 per share, which option is exercisable, on a cumulative basis, as to 20,000 shares on each of May 15, 1996, May 15, 1997, May 15, 1998, May 15, 1999 and May
               15, 2000 and expires on May 14, 2005.

         The foregoing summaries of agreements are qualified in their entirety by reference to the exhibits to this Schedule 13D.


 CUSIP No. 872479 20 9                                      Page 10 of 19 Pages

Item 7.     Material to be Filed as Exhibits.

         The following are exhibits to this Statement:

         1(a). Stock  Option  Agreement,  dated  November  14, 1989, between the
               Company and Alfred J. Roach. (Filed as Exhibit 2 to Amendment No. 1).

         1(b). Stock  Option  Agreement,  dated  November  14, 1989, between the
               Company  and Dorothy Roach.  (Filed as Exhibit 3 to Amendment No.
               1).

         1(c). Stock  Option  Agreement,  dated  September 14, 1994, between the
               Company and Alfred J. Roach. (Filed as Exhibit 1(b) to Amendment No. 2).

         1(d). Stock Option Agreement, dated May 15, 1995, between the Company and Alfred J. Roach.*

         2. Certificate of Designations filed by the Company with the Secretary of State of Delaware on July 9, 1991 with respect to the Company's Series A Preferred Stock. (Filed as Exhibit 5 to Amendment No. 1).

         3(a). Equipment  Lease,  dated  July  18, 1991.  (Filed as Exhibit 6 to
               Amendment No. 1).

         3(b). Amendment,  dated  July  18,  1992  to  the  Equipment  Lease
               (Incorporated by reference to Exhibit 10(b)(67) to the Company's Annual Report on Form 10-K for the fiscal year ended June 25,
               1993).

         3(c). Second  Amendment, dated February 25, 1993 to the Equipment Lease
               (Incorporated by reference to Exhibit 10(b)(68) to the Company's Annual Report on Form 10-K for the fiscal year ended June 25,
               1993).

         3(d). Restated   Third  Amendment,  dated  December  14,  1993  to  the
               Equipment Lease.  (Filed as Exhibit 4(d) to Amendment No. 2).

--------------------------
* Filed herewith.


 CUSIP No. 872479 20 9                                      Page 11 of 19 Pages

                                   Signatures

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 2,1995


                                                       /s/ Alfred J. Roach
                                                           Alfred J. Roach


 CUSIP No. 872479 20 9                                      Page 12 of 19 Pages

                                         Exhibit 1(c)

                                    TII INDUSTRIES, INC.

                                 1986 STOCK OPTION AGREEMENT


                        OPTION  AGREEMENT  made  this  15th  day  of  May, 1995,
            between TII Industries, Inc. ("Company"), and Alfred J. Roach residing at P. O. Box 433, Toa Alta, PR 00954 ("Optionee").

                                    W I T N E S S E T H :
                        WHEREAS,  the Company desires, by affording the Optionee
            an opportunity to purchase shares of its common stock, $.01 par value per share (the "Common Stock"), as hereinafter provided, to carry out the purposes of the Company's 1986 Stock Option Plan (the "Plan") administered by a committee (the "Committee") of the
            Company.:
                        NOW,  THEREFORE, in consideration of the premises and of
            the mutual promises hereinafter contained, the parties hereto agree as follows:

                        1. Grant of Option. The Company hereby grants to the Optionee an option ("the Option") to purchase all or any part of an aggregate of 100,000 shares of Common Stock (such number being subject to adjustment as provided in Section 9 hereof) on the terms and conditions hereinafter set forth. The Option is/is not (strike one) intended to be an "incentive stock option" as defined in
            Section 422 of the Internal Revenue Code of 1986, as amended or any corresponding provisions of succeeding law (the "Code").

                        2.    Purchase  Price.  The purchase price of the shares
            of   Common Stock covered by the Option shall be $5.125 per share of
            Common Stock, which is not less than one hundred percent


 CUSIP No. 872479 20 9                                      Page 13 of 19 Pages

            (100%)  of  the  fair market value of a share of Common Stock on the
            date  hereof.   Payment shall be made in cash, check or in shares of
            Common Stock in the manner prescribed in Section 10 hereof.

                        3.    Term  of  Option.  The term of the Option shall be
            for a period of ten (10) years from the date hereof, subject to earlier termination as provided in Sections 6, 7 and 8 hereof. The Option may be exercised in whole or in part at any time and from time to time prior to the termination of the Option, as to all or any of the shares of Common Stock then purchasable hereunder; provided, however, that no shares of Common Stock covered by the Option may be purchased within the first 12 months' period after the date hereof, and that in each subsequent 12 months' period during the term of the Option, the holder of the Option may purchase a number of shares of Common Stock equal to one fifth of the total number of shares originally subject to this Option (such numbers being subject to adjustment as provided in Section 9 hereof) until one hundred percent of the Option shall be exercisable (five years after the date hereof). If fewer than the number of available shares are purchased in any period under the Option, the holder may purchase any such unpurchased shares in any subsequent period during the term of the Option.

                        Except  as  provided  in  Sections  6  and 7 hereof, the
            Option may not be exercised at any time unless the Optionee shall then be and shall have been, at all times from the date of grant of the Option, an employee of the Company or any of its subsidiaries. The term "employee" shall include officers and directors who are employees of the Company or any of its subsidiaries. Solely for purposes of granting non-incentive stock options, the term "employee" shall also include consultants to the Company or any of its subsidiaries and officers and directors of the Company who are not employees of the Company or any of its subsidiaries.


 CUSIP No. 872479 20 9                                      Page 14 of 19 Pages


                       4.    Outstanding  Options.    Any  Option  which  is an
            incentive stock option may not be exercised while there is outstanding (within the meaning of Section 422(A) (c) (7) of the Code), any incentive stock option which was granted before the granting of the Option, to the Optionee to purchase stock in the Company or any corporation which is, at any time, a "parent" or a "subsidiary" of the Company (as such terms are defined in Section 425(e) and (f) of the Code), or any predecessor corporation of any such corporations; provided, however, that this provision shall not apply to any Option which is an incentive stock option granted after December 31, 1986.

                        5.    Non-transferability.    The  Option  shall  not be
            transferable otherwise than by will or the laws of descent and distribution, and the Option may be exercised during the lifetime of the Optionee only by the Optionee, more particularly (but without limiting the generality of the foregoing), the Option may not be assigned, transferred (except as provided above), pledged or hypothecated in any way, shall not be assignable by operation of law, and shall not be subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge, hypothecation or other disposition of the Option contrary to the provisions hereof, or the levy of any execution, attachment, or similar process upon the Option, shall render the option null and void and without effect.

                        6. Employment. Nothing in the Option shall confer upon the Optionee the right to continue in the employment of the Company or a parent or subsidiary of the Company or affect the right of the Company or parent or subsidiary of the Company to terminate the Optionee's employment at any time in its sole discretion, with or without cause.



























 CUSIP No. 872479 20 9                                      Page 15 of 19 Pages


                       In  the  event  that  the  Optionee shall cease to be so
            employed for any reason other than death, retirement with the consent of the Company or disability (within the meaning of Section 22(e)(3) of the Code), the Option shall terminate on the date of termination of employment or on a date not more than three (3) months after such date of termination of employment (as determined by the Committee in its sole discretion); provided, however, that in the event of exercise after termination of employment, but in no event may the Option be exercised after the date on which the Option would have expired and, during such period as the Option may be exercised, the Option may only be exercised to the extent exercisable at the date of termination of employment. If the holder of an Option ceases to be employed by reason of such disability or retires with the consent of the Company, the Option shall terminate one (1) year after the date of disability and not later than three
            (3) months after the date of retirement (as determined by the Committee), but in no event may the Option be exercised after the date on which the Option would have expired (except for termination of employment) and, during such period as the Option may be exercised, the Option may only be exercised to the extent exercisable at the date of termination of employment..

                        7. Death of Optionee. If the Optionee shall die while in the employ of the Company, or any parent or subsidiary of the Company, the estate, personal representative or beneficiary shall have the right to exercise the Option at any time within one
            (1) year after the date of the Optionee's death to exercise the portions of the Option which were exercisable by the Optionee at the time of the Optionee's death, but in no event may the Option be exercised after the date on which the Option would have (except for termination of employment) expired.



























 CUSIP No. 872479 20 9                                      Page 16 of 19 Pages


                       8.    Termination  of  Option.    In  the  event  of the
            institution of any legal proceedings directed to the validity of the Plan pursuant to which the Option is granted, or to any option granted under it, the Company may, in it sole discretion, and without incurring any liability therefor to the Optionee or any other person, terminate the Option.

                        9.    Stock  Splits, Mergers, etc.  In case of any stock
            split,  stock  dividend  or  similar  transaction which increases or
            decreases   the  number  of  outstanding  shares  of  Common  Stock,
            appropriate adjustment shall be made by the Board of Directors, whose determination shall be final, to the number and Option exercise price per share which may be purchased under the Option and the number of shares that may be purchased in any period under
            Section 3 hereof. In the case of a merger, sale of assets or similar transaction which results in a replacement of the Company's shares of Common Stock with stock of another corporation, the Company will make a reasonable effort, but shall not be required, to replace any outstanding options with comparable options to purchase the stock of such other corporation, or will provide for immediate exercisability of all outstanding options, with all options not being exercised within the time period specified by the Board of Directors being terminated.

                        10. Method of Exercising Option. Subject to the terms and conditions of the Option Agreement, the Option may be exercised by written notice to the Company at its office at 1385 Akron Street, Copiague, New York 11726 (Attention: Assistant Secretary). Such notice shall state the election to exercise the Option and the number of shares of Common Stock in respect of which it is being exercised. It shall be signed by the person or persons so exercising the Option and shall be accompanied by payment of the full purchase price of such shares in cash, by check or by the

























 CUSIP No. 872479 20 9                                      Page 17 of 19 Pages

            delivery of certificates representing shares of Common Stock (valued at the fair market value on the date of exercise of the Option) with fully executed stock powers, and the Company shall issue, in the name of the person or persons exercising the Option, and deliver a certificate or certificates representing such shares of Common Stock as soon as practicable after the notice and payment have been received.

                        The  holder  of  the  Option  shall  not have any of the
            rights of a shareholder of the Company with respect to the shares of Common Stock covered by the Option until one or more certificates for such shares of Common Stock shall have been issued to the Optionee upon the due exercise of the Option; provided, however that an Optionee using existing shares of Common Stock in payment of the Option exercise price (pursuant to Section 10) shall continue to have the rights of a stockholder with respect to such existing shares of Common Stock until replacement shares are issued to the Optionee.

                        In the event the Option shall be exercised by any person
            or persons other than the Optionee, pursuant to Section 7 hereof, such notice shall be accompanied by appropriate proof of the right of such person or persons to exercise the Option. All shares of Common Stock that shall be purchased upon the exercise of the Option as provided herein shall be fully paid and non-assessable.

                        The  Committee  may  require  an  Optionee  to remit any
            amount required to be withheld to satisfy federal, state or local income taxes arising in connection with the exercise of an Option. Each Optionee making an election under Section 83(b) of the Code shall provide a copy thereof to the Company within 30 days of the filing of such election with the Internal Revenue Service.



























 CUSIP No. 872479 20 9                                      Page 18 of 19 Pages

                        11. General. The Company shall at all times during the term of the Option reserve and keep available such number of shares of Common Stock as will be sufficient to satisfy the requirements of this Agreement, and shall pay all taxes with respect to the issue of shares of Common Stock pursuant hereto and all other fees and expenses necessarily incurred by the Company in connection therewith.

                        12. Representation of Optionee. The Optionee, if receiving an incentive stock option, represents that he and any related persons or entities, within the meaning of Section 425(d) of the Code, do not own as much as ten percent (10%) of the total combined voting power or value of all capital stock of the Company or any subsidiary of the Company, and in accepting the Option herein granted to him, agrees to the terms of the Option as of the date hereof.

                        13. Notices. Each notice relating to this Option Agreement shall be in writing and delivered in person or by first class mail, postage prepaid, to the proper address. Each notice shall be deemed to have been given on the date it is received. Each notice to the Company shall be addressed to it at its principal office, 1385 Akron Street, Copiague, New York 11726 (Attention:
            Secretary). Each notice to the Optionee or other person or persons then entitled to exercise the Option shall be addressed to the Optionee at the Optionee's address set forth in the heading of this Agreement. Anyone to whom a notice may be given under this Agreement may designate a new address by notice to that effect.

                        14. Incorporation of Plan. Notwithstanding the terms and conditions herein, the Option shall be subject to and governed by all the terms and conditions of the Plan. A copy of the



























 CUSIP No. 872479 20 9                                      Page 19 of 19 Pages

            Plan has been delivered to the Optionee and is hereby incorporated by reference. In the event of any discrepancy or inconsistency between this Agreement and the Plan, the terms of the Plan shall govern.

                        15.   Enforceability.    This Agreement shall be binding
            upon the Optionee, his estate, his personal representatives and beneficiaries.


                        IN  WITNESS  WHEREOF, the Company has caused this Agree-
            ment to be duly executed by one of its officers thereunto duly authorized, and the Optionee has hereunto set his hand all as of the day and year first above written.

                                                      TII INDUSTRIES, INC.


                                                      By:   /s/Timothy J. Roach
                                                            Timothy J. Roach
                                                            Title:  President


                                                      Optionee:


                                                            /s/ Alfred J. Roach